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                        VIATEL HOLDING (BERMUDA) LIMITED

                     SPECIAL GENERAL MEETING OF SHAREHOLDERS

                             TUESDAY, APRIL 6, 2004
                                    11.00 AM

                                  CANON'S COURT
                               22 VICTORIA STREET
                             HAMILTON HM12, BERMUDA

VIATEL HOLDING (BERMUDA) LIMITED
CANON'S COURT
22 VICTORIA STREET
HAMILTON HM12, BERMUDA                                                     PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR USE AT THE SPECIAL GENERAL MEETING ON TUESDAY, APRIL 6, 2004 OR AT ANY ADJOURNMENT THEREOF.

I/We, HEREBY APPOINT       , or failing whom the Chairman of the Special General
Meeting, as my/our proxy to represent me/us and to vote on my/our behalf at the Special General Meeting of the Company to be held on Tuesday, April 6, 2004 and any adjournment thereof and to vote for me/us as indicated in the boxes below.

In the absence of instructions, the proxy may vote or abstain from voting as he or she thinks fit on the resolutions below (the "Specified Resolutions").

Unless otherwise instructed, the proxy may vote or abstain from voting as he or she thinks fit on any other business (including a motion to adjourn the Special General Meeting or any amendments to the Specified Resolutions and such other resolutions as may be proposed by the Chairman in order to give effect to the Specified Resolutions or to allow the Company to enter into and perform the transactions described in the Chairman's Letter (as defined below)) which may come before the Special General Meeting and any adjournment thereof.

Please complete using ink and indicate your vote with an "x" in the space provided.

PLEASE DATE, SIGN AND MAIL OR FAX AT ONCE.

                      See reverse for voting instructions.

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                               VOTE BY MAIL OR FAX

This form of proxy must be delivered by mail to Shareowner Services, PO Box 64873, Saint Paul MN 55164-9397 in the pre-addressed envelope attached, or by fax to Shareowner Services, Attention Proxy Department (fax number +1 651 450
4026) no later than 11.00 am (Bermuda local time) on Monday, April 5, 2004.

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1, 2, 3 AND 4

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
Resolution 1                                                                For           Against        Abstain

      Resolved that, immediately on Closing (as defined in the              [ ]             [ ]             [ ]
      Chairman's letter accompanying the Notice of the Special
      General Meeting (the "Chairman's Letter")) taking place, the share capital of the Company be and is hereby increased from
      U.S. $1,000,000 to U.S. $2,500,000 by the creation of
      150,000,000 additional common shares of par value U.S. $0.01 each.

Resolution 2                                                                For           Against        Abstain

      Resolved that, immediately on Closing taking place, one               [ ]             [ ]             [ ]
      unissued common share of the Company be and is hereby
      redesignated as a Special Share with the rights to be
      incorporated into the Bye-laws of the Company upon approval of Resolution 3 below.

Resolution 3                                                                For           Against        Abstain

      Resolved that, immediately on Closing taking place, the               [ ]             [ ]             [ ]
      Bye-laws of the Company be and are hereby amended as set out in Schedule 1 to the Notice of the Special General Meeting and
      otherwise as proposed by the Chairman at the Special General
      Meeting consistent with the transactions described in the
      Chairman's Letter.

Resolution 4                                                                For           Against        Abstain

      Resolved that, immediately on Closing taking place, the                [ ]             [ ]             [ ]
      Bye-laws of the Company be and are hereby amended as set
      out in Schedule 2 to the Notice of the Special General Meeting.

Address Change? Mark Box [ ] Indicate changes below:                       Dated the       day of          2004
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                                      Signature(s) in Box

                                      NOTE: If signing as attorney, executor,
                                      administrator, trustee, guardian or the
                                      like, please give your full title as such.
                                      If signing for a corporation, please give your title.